Exhibit 3

                            [VANGUARD AIRLINES LOGO]

Robert M. Rowen
Vice President and General Counsel

                                                                   April 5, 2001

Vanguard Acquisition Company
Four Embarcadero Center, Suite 3550
San Francisco, CA 94111

                                           Re:  Series C Preferred Stock

Dear Sirs,

         In connection with the sale to you of 25,000 shares of Series C Preferred Stock (the "Shares"), Vanguard confirms that the representations and warranties of Vanguard set forth in the Purchase Agreement between Vanguard and Vanguard Acquisition Company, dated as of March 9, 2001 (the "Purchase Agreement"), are true, correct and complete as of the date hereof.

         Furthermore, the Shares are sold subject to and in accordance with the terms and provisions of the Purchase Agreement, and the Shares shall be considered "Preferred Stock" for purposes of the Purchase Agreement and, accordingly, entitled to the benefits of the Purchase Agreement (including with respect to registration rights and the definition of "Registrable Securities" therein). Vanguard agrees to execute and deliver such other and further documents as are reasonably requested by Vanguard Acquisition Company in furtherance of the transactions contemplated hereby.

         By its execution of this letter below, Vanguard Acquisition Company agrees to the foregoing and confirms that the representations and warranties of Vanguard Acquisition Company and true, correct and complete as of the date hereof.

                                                Sincerely,

                                                /s/ Robert M. Rowen
                                                Robert M. Rowen

RMR;hlj

Accepted and Agreed:

Vanguard Acquisiton Company

/s/  Philip V. Jackmauh
-----------------------------------
Name:  Philip V. Jackmauh
Title: Senior Vice President,
       Deputy General Counsel and
       Assistant Secretary